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                           Offer to Purchase for Cash
                                      by
                                Telesoft Corp.
                                      of
                  Up to 2,300,000 Shares of its Common Stock

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  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
  NEW YORK CITY TIME, ON MONDAY, MARCH 6, 2000, UNLESS THE OFFER IS EXTENDED.
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                                                                February 4, 2000

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

     We are enclosing the material listed below relating to our offer to purchase up to 2,300,000 shares of our common stock at a price not greater than $7.50 nor less than $7.00 per share, net to the seller in cash, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 4, 2000, and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "offer").

     We will determine a single price (not greater than $7.50 nor less than $7.00 per share), net to the seller in cash, that it will pay for shares validly tendered and not withdrawn pursuant to the offer (the "Purchase Price"), taking into account the number of shares so tendered and the prices specified by tendering stockholders. Telesoft will select the lowest Purchase Price that will allow it to purchase 2,300,000 shares (or such lesser number of shares as is validly tendered at prices not greater than $7.50 nor less than $7.00 per share) validly tendered and not withdrawn pursuant to the offer. Telesoft will purchase all shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the offer, including the provisions relating to proration and conditional tenders described in the Offer to Purchase. See Sections 1 and 6 of the Offer to Purchase.

     The Purchase Price will be paid in cash, net to the seller, with respect to all shares purchased. Shares tendered at prices in excess of the Purchase Price and shares not purchased because of proration or conditional tenders will be returned.

     The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See
Section 7 of the Offer to Purchase.

     We are asking you to contact your clients for whom you hold shares registered in your name (or in the name of your nominee) or who hold shares registered in their own names. Please bring the offer to their attention as promptly as possible. Telesoft will, upon request, reimburse you for reasonable and customary handling and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients.

     For your information and for forwarding to your clients, we are enclosing the following documents:

     1.   The Offer to Purchase.

     2. The Letter of Transmittal for your use and for the information of your clients.
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     3.   A letter to Telesoft stockholders from the President and Chief
          Executive Officer of Telesoft.

     4. The Notice of Guaranteed Delivery to be used to accept the offer if the shares and all other required documents cannot be delivered to the Depositary by the Expiration Date (each as defined in the Offer to Purchase).

     5. A letter that may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee with space for obtaining such clients' instructions with regard to the offer.

     6. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding.

     7. A return envelope addressed to Corporate Stock Transfer, Inc., the Depositary.

     We urge you to contact your clients as promptly as possible.

     The offer, proration period and withdrawal rights expire at 12:00 Midnight, New York City time, on Monday, March 6, 2000, unless the offer is extended.

     Telesoft will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer. Telesoft will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers. Telesoft will pay all stock transfer taxes applicable to its purchase of shares pursuant to the offer, subject to Instruction 7 of the Letter of Transmittal.

     As described in the Offer to Purchase, if more than 2,300,000 shares have been validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, as defined in Section 1 of the Offer to Purchase, we will purchase shares in the following order of priority:

          (1) all shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any stockholder who owns beneficially an aggregate of fewer than 100 shares (excluding shares attributable to individual accounts under the Telesoft Corp. Profit Sharing
     Plan) and who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery;

          (2) after purchase of all of the foregoing shares, all shares conditionally tendered in accordance with Section 6 of the Offer to Purchase, for which the condition was satisfied, and all other shares tendered properly and unconditionally at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis as described in Section 1 of the Offer to Purchase; and

          (3) if necessary to permit us to purchase 2,300,000, shares, shares conditionally tendered, for which the condition was not initially satisfied, at or below the Purchase Price and not withdrawn prior to the Expiration Date, selected by random lot in accordance with Section 6 of the Offer to Purchase.

     Our Board of Directors has approved the offer. However, stockholders must make their own decisions whether to tender shares and, if so, how many shares to tender and the price or prices at which shares should be tendered. Neither we nor our Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares. See Section 10 of the Offer to Purchase for information regarding the intentions of our directors and executive officers with respect to tendering shares pursuant to the offer.

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     Any questions or requests for assistance or additional copies of the enclosed materials may be directed to Beacon Hill Partners, Inc., 90 Broad Street, 20th Floor, New York, New York 10004, Telephone: 800-755-5001 or 212-843-8500, e-mail: tender@bhpweb.com.

                              Very truly yours,



                              TELESOFT CORP.


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Nothing contained herein or in the enclosed documents shall constitute you or any person as agent of Telesoft or the Depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the offer other than the documents enclosed herewith and the statements contained herein.
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